Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tapville Franchising Inc.
216 S. Washington Street
Naperville, IL 60540
https://www.tapville.com

Up to $4,878,802.80 in Class B Common Stock at $6.80
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Tapville Franchising Inc.
Address: 216 S. Washington Street, Naperville, IL 60540
State of Incorporation: DE
Date Incorporated: June 08, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 2,206 shares of Class B Common Stock
Offering Maximum: $4,878,802.80 | 717,471 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $6.80
Minimum Investment Amount (per investor): $346.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $346+ (minimum investment) within the first three weeks and receive 5% bonus shares

Invest $1,000+ within the first three weeks and receive 10% bonus shares

Invest $2,500+ within the first three weeks and receive 15% bonus shares

Invest $5,000+ within the first three weeks and receive 20% bonus shares

Invest $10,000+ within the first three weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk — Invest $1000+ and receive lifetime membership 10% discount card + 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive lifetime membership 15% discount card + 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive lifetime membership 25% discount card + 15% bonus shares

Tier 5 Perk — Invest $25,000+ and receive lifetime membership 25% discount card + 20% bonus shares

Tier 6 Perk — Invest $50,000+ and receive lifetime membership 50% discount card + 25% bonus shares

Previous Investors Bonus

10% stackable bonus shares for previous investors

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.80 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $680. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Previous Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Tapville Franchising Inc. ("Tapville" or the "Company") is a company that offers franchises for restaurants, kiosks, and mobile kiosks. These franchised locations specialize in selling self-pour and self-order food and beverages using advanced technology. Tapville aims to create an exceptional guest experience across four segments: brick & mortar, retail, travel, and entertainment. Additionally, we license our products to various venues, including entertainment venues, hotels, and hospitality businesses.

Our growth strategy includes offering and selling franchised operations to operators by leveraging our data insights, best practices, and training programs. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which constitutes our primary revenue stream. In return, we provide comprehensive training, ongoing support, and marketing assistance to ensure the success of our franchise locations.

Corporate History

Tapville Franchising Inc. was initially organized as Tapville Station Franchising, LLC, an IL limited liability company on 12/06/2018. On 5/23/2019 the Company began operating under the assumed name of Tapville Social Franchising, LLC, and then on 6/08/2020 converted to a DE corporation as Tapville Francing Inc.

Intellectual Property

The Company currently possesses three registered trademarks. The first trademark, "Tapville Social," is registered under number 5986449. The second trademark, "Embrace Independence," is registered under number 5800406. Lastly, the third trademark, "Tapville," is registered under number 6090970. These trademarks serve as valuable assets, providing legal protection and exclusive rights to the Company for the specified brands. They contribute to the Company's branding strategy and help establish a unique and recognizable presence in the market.

Competitors and Industry

Competitors:

Our competitors are food and beverage concepts that provide craft beverages in a casual environment. Specifically, our competition in the franchising space includes concepts that sell craft beverages and food. Tapville stands out with its self-serve model utilizing advanced technology, positioning us as a category creator with our self-pour, self-order, and mobile technology in hospitality establishments.

Competitors in the casual food and craft beer space include restaurant concepts such as Beerhead Bar & Eatery, Mr. Brews Taphouse, World of Beer, and The Brass Tap. These franchising competitors do not currently incorporate self-pour beer into their concepts. We compete with other food and beverage concepts to attract franchisees, and we believe one of our most valuable advantages lies in our tech-forward approach. When pitching our concept to potential franchisees, we support our model with the latest in data analytics and assure them that their franchise will benefit from our optimization strategies.

All our data is shared across all locations, and as we grow, our data becomes even more powerful. While larger chains have attempted to replicate our model, we believe their ingrained processes and substantial investments make such a transition too disruptive for them to succeed.

Industry:

The prime cost, a key metric for evaluating a restaurant's success, encompasses the cost of goods sold, including labor, food, and beverage expenses. Most large, successful chain establishments typically achieve a prime cost in the range of 60% to 65%. Leveraging our technology and business model, Tapville franchises can attain prime cost targets between 48% and 55%. Furthermore, we expect Tapville kiosks to deliver an exceptionally low prime cost of 30% to 35%.

Current Stage and Roadmap

Current Stage:

Tapville currently operates restaurants, kiosks, and mobile units, generating revenue from royalties, franchise fees, and licensing fees. Franchisees pay a one-time franchise fee of approximately $44.5K for brick-and-mortar locations and $19.5K for kiosks. We provide comprehensive training, marketing, and support to ensure consistency across all locations. Additionally, we collect royalty fees from each location, allowing them to operate under our brand and trademark.

Tapville has been recognized by Entrepreneur Magazine as one of the top New and Emerging Franchises for 2022, 2023, and 2024, and was named #1 in our category for 2022. In 2024, we ranked #33 overall. Over the past four years, support from StartEngine investors has enabled us to build the necessary team, processes, and documentation to scale the concept successfully. Our growth continues, with more locations expected to open in 2024 and 2025, supported by a development pipeline. Our franchisees and customers continue to support the Tapville brand, solidifying its status as a national brand.

Future Roadmap:

The next stage of development involves raising funds to support franchise sales, marketing, operations, and technology for franchise expansion. Funds from the capital raise will scale franchised brick-and-mortar businesses, kiosks, and mobile kiosk businesses.

Reducing Labor Costs:

By implementing self-pour and self-order technology, restaurants can reduce the need for staff. Customers can independently pour their beverages and place their orders, which decreases the dependency on waitstaff and bartenders. This reduction in labor lowers operating costs and allows staff to focus on enhancing the customer experience.

Marketing Data Analytics:

Advanced technology enables restaurants to gather and analyze data on customer preferences, purchasing patterns, and feedback. This data helps create targeted marketing campaigns, personalized offers, and loyalty programs. By understanding their customers better, restaurants can increase engagement, attract new customers, and retain existing ones.

Operational Efficiencies:

Technology streamlines various operational aspects of running a restaurant. Inventory management systems can automatically track stock levels and alert managers when supplies are low. Scheduling software optimizes staff shifts, ensuring appropriate staffing levels. Additionally, integrated point-of-sale (POS) systems simplify transactions and provide real-time sales data.

Increasing Profitability:

The combined effect of reduced labor costs, enhanced marketing, and improved operational efficiencies can boost profitability. Technology allows restaurants to operate more smoothly, serve customers more effectively, and make data-driven decisions that enhance overall performance.

Tapville's Technological Edge:

Tapville integrates self-pour and self-order systems to enhance the guest experience and optimize the operational aspects of its franchises. Our approach includes:

- Data-Driven Insights: We provide franchisees with access to data analytics tools for informed decision-making and targeted marketing.

- Operational Support: Our technology helps franchisees manage operations efficiently, from inventory to staffing.

- Scalability: As we expand, our tech-forward model ensures new franchisees can integrate into the Tapville system efficiently.

- Investors in Tapville Franchising Inc. will be supporting the marketing, sales, brand, and operational support of franchised locations. We are currently developing new locations that have signed agreements and are looking for new qualified franchisees.

The Team

Officers and Directors

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Salary: $100K/yr

Name: Michael Anthony Venditto

Michael Anthony Venditto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: September, 2022 - Present
  Responsibilities: As the Chief Operating Officer at Tapville Social, my role involves overseeing the business's day-to-day operations, ensuring that all departments are working together efficiently and effectively to achieve the company's goals and objectives. Salary: 100K/yr

- Position: VP, People
  Dates of Service: May, 2022 - Present
  Responsibilities: HR, Communications

Other business experience in the past three years:

- Employer: ALDO Group US, Inc
  Title: Director of Sales & Operations
  Dates of Service: August, 2015 - May, 2022
  Responsibilities: Led 100-store Region of 7 DMs & 1000+ indirect Staff across California and the southern US & Puerto Rico

Name: Don DiBrita

Don DiBrita's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Marketing
  Dates of Service: June, 2020 - Present
  Responsibilities: I'm the Vice President of Marketing that is responsible for facilitating marketing activities for franchise, restaurant, kiosk and mobile taproom sales. Salary: $108,000/yr Equity: Stock options

Name: Robert Herrmann

Robert Herrmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP, Brand & Construction
  Dates of Service: March, 2024 - Present
  Responsibilities: Responsible for implementation of brand standards and overseeing design & construction of locations.

Other business experience in the past three years:

- Employer: Finn
  Title: Principal
  Dates of Service: July, 2001 - March, 2024
  Responsibilities: Owner and principal of Finn overseeing brand and construction design.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $4,878,802.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We remain an early-stage business with limited franchise locations and limited operating history. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory and Licensing Challenges
The alcohol industry is highly regulated, with varying laws and licensing requirements across different regions. Franchisees must obtain proper licenses to sell alcohol, and any changes in regulations, such as stricter alcohol sales laws or restrictions on self-pour technology, could negatively impact the business. Non-compliance with these regulations could result in fines, penalties, or even the loss of operating licenses, affecting Tapville's ability to expand or maintain its franchise locations. However, since the Company is an alcohol adjacent business, a regulatory authority may make a determination that the Company is, or should be, subject to federal, state, or local liquor laws or that the company is a de facto retailer of alcohol beverages. In such case, the Company investors (including those investors through this offering) may be subject to such liquor laws. In particular, owners, investors, agents, managers, employees, and each of their spouses (such persons, "Conflicted Individuals") of any other business that holds an alcohol beverage manufacturing license or an alcohol beverage wholesale/distribution license would be prohibited from being investors in the Company and, therefore, such Conflicted Individuals should not participate in this offering.

Dependence on Technology
Tapville's self-pour and self-order business model relies heavily on advanced technology to manage operations, serve customers, and collect payments. Any disruptions in the technology, such as system failures, software bugs, or cybersecurity breaches, could lead to operational delays, customer dissatisfaction, and potential revenue loss. Additionally, the constant need to update and maintain technology systems poses an ongoing financial and operational risk.

Shifts in Consumer Preferences
The food and beverage industry is subject to changing consumer preferences, and trends can shift rapidly. If there is a decline in demand for self-service experiences or a preference for traditional, full-service dining, Tapville's business model may face challenges. Keeping up with consumer preferences and staying relevant through innovation and customer engagement will be critical to maintaining Tapville's market position and franchise growth.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Tota	4,072,278	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 717,471 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for a complete list of rights associated with Class A Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,889,693 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding does not include 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Please see Exhibit F for a complete list of rights associated with Class B Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $110,000.00
  Use of proceeds: Legal, marketing & sales
  Date: June 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,051,308.00
  Number of Securities Sold: 1,091,087

Use of proceeds: Expansion
Date: April 26, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $117,092.25
  Number of Securities Sold: 20,878
  Use of proceeds: Startup Funds primarily towards Marketing, Operations, and new franchise locations
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue & Sales:

The Company decreased revenue from $739,160 in 2022 to $582,703 in 2023. In addition, the Company deferred $464,915 in revenue for compliance with ASC 606 revenue recognition standards. Our revenue decreased from $739,160 in 2022 to $582,703 in 2023 due to operational challenges or a slowdown in sales. Additionally, we deferred $464,915 in revenue to comply with ASC 606 standards, which contributed to the lower reported revenue in 2023.

Cost of Sales:

The Company's cost of sales decreased from $146,648 in 2022 to $17,800 in 2023. Our cost of sales decreased from $146,648 in 2022 to $17,800 in 2023, reflecting changes in our operations, reduced production or service delivery, or improved efficiency in managing costs tied to sales.

Expenses:

The Company's expenses consist of advertising and marketing, legal and professional fees, contractor payments, and general and administrative expenses. Total expenses increased to $836,925 in 2023 from $1,660,246 in 2022. The most significant expenses in 2023 were advertising & marketing ($177,379), legal and professional fees ($134,942), and management fees ($447,801), which are managed by Tapville Services, LLC, a wholly-owned subsidiary of Tapville Franchising, Inc. Our total expenses increased, driven by higher spending on advertising and marketing ($177,379), legal and professional fees ($134,942), and management fees ($447,801). These expenses reflect our efforts to grow by acquiring and signing franchise locations. The management fees, paid to our subsidiary Tapville Services, LLC, also contributed to this rise.

Net Income:

As a result of the growth phase of acquiring and signing franchise locations, the Company incurred a net loss of $1,727,239 in 2023 compared to a net loss of $921,086 in 2022. We incurred a larger net loss in 2023 ($1,727,239) compared to 2022 ($921,086) due to increased expenses associated with our franchise expansion efforts and the deferred revenue recognition, which impacted our overall financial results for the year.

Historical results and cash flows:

Historical results and cash flows:

We incurred a loss in 2023, which aligns with the expected early growth phase of our franchise business. Our business model focuses on signing franchise and development agreements, collecting initial franchise fees, and generating ongoing royalties once locations are operational. To reach profitability, we rely on scaling the number of open locations, as royalties are a key source of recurring revenue. These royalties are paid monthly as a percentage of the franchisee's sales.

In 2023, we saw continued growth in franchise agreements, bringing our total to 76 signed locations, with 32 locations open at the end of 2023. Our current pipeline is robust, with deals in various stages, driven by our marketing strategies, including social media campaigns, franchise broker networks, franchise expos, and organic leads through our website and customer inquiries. We remain listed in the SBA franchise directory and Entrepreneur Magazine, further enhancing our visibility.

Our unique self-service technology, paired with proprietary data insights, continues to give us a competitive edge in the market. We are among the first franchises to offer a fully self-service restaurant operation, which contributes to lower labor costs and improved customer experiences. Management remains optimistic that these factors will drive continued visibility, help close additional franchise deals, and ultimately generate the necessary revenue to achieve profitability in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At May 2024, the Company has cash of $36K. The Company intends to raise additional funds through equity financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign will accelerate the growth targets for Tapville. The funds are not critical for company operations as we are currently generating revenue from existing locations through licensing & franchise fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the Company. We raised funds via convertible notes and plan to continue to raise with additional financing. We expect that the crowdfunding campaign will represent 80% of our total fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current financial situation, we have the ability to continue operating without relying on a fundraising campaign. This is made possible by utilizing the cash flow generated from our existing locations. As of now, we have sufficient funds to sustain our operations. However, this situation could change depending on future market conditions. Our current burn rate is $50,000 per month. The burn rate refers to the rate at which a company is spending its capital or cash reserves to cover expenses before generating positive cash flow from its operations. In our case, this means we are spending $50,000 per month on various expenses necessary to run the business. Considering only the funds raised from the current campaign, it is important to note that the minimum amount obtained would not be sufficient to cover even one month's worth of operating expenses. Therefore, without additional funds or changes in our financial situation, we would face a shortfall and be unable to sustain our operations for an extended period solely with those funds. It is essential for us to continually assess the financial landscape and adapt our strategy accordingly, keeping in mind the potential impact of future market conditions on our cash flow and overall financial sustainability.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that the fundraising campaign with anticipated marketing, sales, and technology expenses will provide 60 months of operations support with a monthly burn rate of about $50k.

Based on our analysis and projections, we are confident that the funds raised through the fundraising campaign, taking into account anticipated marketing, sales, and technology expenses, will provide approximately 60 months of operational support. This estimation is based on a monthly burn rate of around $50,000.

To break it down further, the monthly burn rate of $50,000 represents the amount of money we anticipate spending each month to cover our operational expenses. These expenses include employee salaries, rent, utilities, marketing initiatives, sales efforts, technology infrastructure, and other necessary costs to keep the business running smoothly.

By multiplying the monthly burn rate of $50,000 by the estimated duration of 60 months, we arrive at the total amount of funds required to sustain operations during this period. It's important to note that this projection assumes a consistent burn rate and doesn't account for potential fluctuations in expenses or revenue over time.

However, it's worth mentioning that fundraising campaigns and financial projections are subject to various uncertainties. Market conditions, unexpected expenses, changes in consumer demand, and other factors can influence the actual operational support duration that the funds raised will provide. Regular monitoring and assessment of our financial performance will be crucial to ensure the accuracy and validity of these projections, allowing us to make informed decisions and adapt our strategy as needed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, we have not planned for future capital raises, but a few of our original convertible note investors expressed interest in investing in another round. This may be contemplated in the future if needed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,541,402.80

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) The Company only has Class A and Class B Common Stock outstanding, and it has not designated nor issued any shares of Preferred Stock; and (ii) The Company has not issued stock options or warrants.

The total number of shares outstanding (5,961,971 shares) does not include 650,000 shares issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operational Costs
  44.5%
  Operational Costs

If we raise the over allotment amount of $4,878,802.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  23.0%
  Marketing of franchise concept to prospective franchisees and consumers. Marketing includes advertising, conventions, SEO, social media, and public relations.

- Research & Development
  12.0%
  Technology enhancements to core technologies. Proceeds will be used to enhance our existing technologies.

- Operations
  20.0%
  Proceeds will be used to support the opening and support of new franchised locations.

- Working Capital
  10.0%
  Proceeds will be used to support ongoing working capital needs of business

- Location Unit Development
  29.5%
  Development of locations to be designed, built, and sold to franchise operators.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tapville.com (tapville.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tapville-social-cf4

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Tapville Franchising Inc.

[See attached]

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2023

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
February 9, 2024

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2023

Assets

Cash	$	185,317
Contributions receivable - escrow		6,639
Accounts receivable		101,946
Accrued interest receivable		9,510
Property and equipment, net		3,450
Notes receivable from Franchisee		221,184
Other assets		5,678
Investments		468,197
Total assets	$	1,001,921

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	46,379
Deferred revenue		505,489
Total liabilities		551,868

Stockholders' equity:

Common stock		2,177,292
Retained earnings (deficit)		(1,727,239)
Total Stockholders' Equity		450,053
Total Liabilities and Stockholders' Equity	$	1,001,921

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2023

Revenues:
Franchise sales, net	$ 269,551
Product sales	–
Service fee income	–
Royalties and licensing	239,699
Earnings (loss) from investments	47,698
Interest income	9,510
Other income	16,245
Total franchise revenues	582,703

Expenses:
Cost of goods sold	–
Insurance	17,800
Sales commissions	11,700
Advertising and marketing	75,876
Management fee	573,769
Legal and professional	81,558
Contractors	210
Investment fees	24,970
Dues and subscriptions	1,172
Travel	1,347
Office and other	47,126
Depreciation expense	1,150
Taxes and licenses	247
Total expenses	836,925
Net income (loss)	(254,222)

Retained earnings (deficit), beginning of year	(1,473,017)
Retained earnings (deficit), end of year	$(1,727,239)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities:	
Net income (loss)	$ (254,222)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	(47,698)
(Increase) decrease in assets:	
Investments	159,960
Accounts receivable	(9,031)
Inventory	–
Contributions receivable – escrow	(4,419)
Other assets	5,105
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(26,989)
Deferred revenue	40,574
Net cash used by operating activities	(135,570)
Cash flows from investing activities:	
Fixed asset acquisition	–
Net cash used by investing activities	–
Cash flows from financing activities:	
Issuance of common stock, net	113,690
Net cash provided by financing activities	113,690
Net decrease in cash and cash equivalents	(21,880)
Cash and cash equivalents, beginning of year	207,197
Cash and cash equivalents, end of year	$ 185,317
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ –
Income taxes	$ –
Non cash transactions	
Employee Equity Grant	$ 375,000

See accompanying notes to financial statements.

-5-

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2023

1.   **Summary of Significant Accounting Policies**

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing.   The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

Credit Risk – The risk that customers that may owe the Company money, will not pay.   The Company attempts to minimize this risk by actively monitoring collections of receivables.

a)   **Method of Accounting**

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1. **_Summary of Significant Accounting Policies - (Cont.)_**

c) **_Franchise Fees/ Deferred Revenues_**

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2023, the Company has recorded deferred franchise fees of $505,489 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *__Summary of Significant Accounting Policies – (Cont.)__*

c)   *__Franchise Fees/ Deferred Revenues – (Cont.)__*

Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d)   *__Accounts Receivable__*

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2023, a total of $0 in accounts were reserved.

1.   **_Summary of Significant Accounting Policies – (Cont.)_**

e)   **_Income Taxes_**

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2022, 2021 and 2020, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2023.

f)   **_Cash and Cash Equivalents_**

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g)   **_Pervasiveness of Estimates_**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.   <u>**Summary of Significant Accounting Policies – (Cont.)**</u>

g)   <u>*Pervasiveness of Estimates – (Cont.)*</u>

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

h)   <u>*Long-Lived Assets*</u>

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i)   <u>*Concentrations, Risks and Uncertainties*</u>

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

j)   <u>*Fair Value*</u>

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2.   <u>**Accounts Receivable**</u>

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2023 the balance of accounts receivable amounted to $101,946 and bad debt expense amounted to $0 for the fiscal year.

3.   *Investments*

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2023, the franchise (loss)/income was $57,230 and the investment was terminated. The carrying value of the investment is $32,230 at December 31, 2023.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to ($9,532) for 2023. The carrying value of the investments is $435,967 at December 31, 2023.

4.   *Note Receivable from Franchisee*

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2023 amounted to $125,000.   During 2023, an additional $0 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2022 amounted to $9,510.

5.   *Property and Equipment*

Property and equipment at December 31, 2023, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	–
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2023 amounted to $1,150.

6. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022, an additional amount of $312,250 was raised via StartEngine. During 2023, a total of $113,690 was raised via StartEngine. During the year a total of $24,970 was charged as investment fee and as of December 31, 2023 the amount of $6,639 remains in escrow and is reflected as contributions receivable at December 31, 2023.

7. *Franchise Sales and Agreements*

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. *Subsequent Events*

Management has evaluated subsequent events through February 9, 2024, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2022

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2022 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
March 17, 2023

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2022

<u>Assets</u>

Cash	$	207,197
Contributions receivable - escrow		2,220
Accounts receivable		92,915
Property and equipment, net		4,600
Notes receivable from Franchisee		221,184
Other assets		5,253
Investment in franchise		595,499
Total assets	$	1,128,868

<u>Liabilities and Stockholders' Equity</u>

Liabilities:

Accounts payable and accrued expenses	$	73,368
Deferred revenue		464,915
Total liabilities		538,283

Stockholders' equity:

Common stock	2,063,602
Retained earnings (deficit)	(1,473,017)
Total Stockholders' Equity	590,585

Total Liabilities and Stockholders' Equity	$	1,128,868

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2022

Revenues:
Franchise sales, net	$	282,255
Product sales		76,989
Service fee income		50,615
Royalties and licensing		176,701
Earnings (loss) from investment in franchise		143,431
Other income		9,169
Total franchise revenues		739,160

Expenses:
Cost of goods sold	146,648
Insurance	12,285
Payroll costs and sales commissions	234,869
Employee equity grant	375,000
Advertising and marketing	177,379
Management fee	447,801
Legal and professional	134,942
Contractors	19,836
Investment fees	40,506
Dues and subscriptions	1,745
Travel	24,894
Meals and entertainment	5,193
Shipping	2,459
Office and other	26,041
Depreciation expense	1,150
Taxes and licenses	9,498
Total expenses	1,660,246
Net income (loss)	(921,086)
Retained earnings (deficit), beginning of year	(551,931)
Retained earnings (deficit), end of year	$(1,473,017)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:
Net income (loss) $ (921,086)
Adjustments to reconcile net income
to net cash provided by operating
activities:
Depreciation 1,150
Equity in earnings of investment (143,431)
(Increase) decrease in assets:
Due from Franchisee 89,365
Accounts receivable 435,840
Inventory 11,362
Contributions receivable - escrow 9,295
Other assets 8,720
Increase (decrease) in liabilities:
Accounts payable and accrued expenses 4,000
Deferred revenue 233,745

Net cash used by operating
activities (271,040)

Cash flows from investing activities:
Fixed asset acquisition (5,750)

Net cash used by investing
activities (5,750)

Cash flows from financing activities:
Notes receivable from franchisee (221,184)
Issuance of common stock, net 312,250

Net cash provided by financing
activities 91,066

Net decrease in cash and cash equivalents (185,724)

Cash and cash equivalents, beginning of year 392,921

Cash and cash equivalents, end of year $ 207,197

Supplementary disclosure of cash flow information:
Cash paid during the year for:

Interest $ -

Income taxes $ -

Non cash transactions
Employee Equity Grant $ 375,000

See accompanying notes to financial statements.

1. **_Summary of Significant Accounting Policies_**

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers located in Florida. Accordingly, the Company could be affected by adverse local conditions that may occur from time to time in those markets.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a) **_Method of Accounting_**

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) **_Property and Equipment_**

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1.   *Summary of Significant Accounting Policies – (Cont.)*

c)   *Franchise Fees/ Deferred Revenues*

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2022, the Company has recorded deferred franchise fees of $464,915 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *Summary of Significant Accounting Policies – (Cont.)*

c)   *Franchise Fees/ Deferred Revenues – (Cont.)*

Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d)   *Accounts Receivable*

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2022, a total of $0 in accounts were reserved

1.   _**Summary of Significant Accounting Policies – (Cont.)**_

e)   _**Income Taxes**_

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2021, 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2022.

f)   _**Cash and Cash Equivalents**_

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g)   _**Pervasiveness of Estimates**_

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **_Summary of Significant Accounting Policies_ _- (Cont.)_**

    g) **_Pervasiveness of Estimates_ _- (Cont.)_**

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

    h) **_Long-Lived Assets_**

        The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

    i) **_Concentrations, Risks and Uncertainties_**

        Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

    j) **_Fair Value_**

        The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. **_Accounts Receivable_**

    Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2022 the balance of accounts receivable amounted to $92,915 and bad debt expense amounted to $0 for the fiscal year.

3.   *Investment in Franchise*

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2022, the franchise (loss)/income was ($52,068) and the investment was terminated.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to $195,499 for 2022.

4.   *Note Receivable from Franchisee*

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2022 amounted to $89,365. During 2022, an additional $35,635 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026.

5.   *Property and Equipment*

Property and equipment at December 31, 2022, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	-
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2022 amounted to $1,150.

6. **Common Stock**

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During the year a total of $48,746 was charged by StartEngine as investment fees and as of December 31, 2022 the amount of $11,515 remains withheld in escrow and is reflected as contributions receivable at year end. During 2022, an additional amount of $312,250 was raised via StartEngine. During the year a total of $40,506 was charged as investment fee and as of December 31, 2022 the amount of $2,220 remains in escrow and is reflected as contributions receivable at December 31, 2022.

7. **Franchise Sales and Agreements**

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. **Subsequent Events**

Management has evaluated subsequent events through March 17, 2023, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Tapville is an expanding and scalable brand with a strong national presence, operating in over 15 states. Utilizing cutting-edge technology such as AI, self-pour systems, and advanced marketing strategies, Tapville aims to revolutionize the hospitality industry. As a ...

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RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$346.80	$40.54M

REASONS TO INVEST

Tapville's advanced technology solutions, allow for significantly lower costs that increase profitability, with prime costs beating industry averages by 20%.

 Tapville is expanding rapidly, with 32 franchises open and 34 more in development. Supported by a strong operational model, we believe this scalability positions the brand for continued national growth.

 Tapville has consistently been recognized as a top emerging franchise by Entrepreneur Magazine in 2022, 2023, & 2024, underscoring its innovation and success in the competitive hospitality industry.

TEAM



Joseph Tota • Founder & CEO

Joe designed the concept of Tapville Social in 2016 during one of his frequent visits to Union Pier, Michigan, along the Red Arrow Highway. Professionally, Joe was a management consultant with Accenture and founded his own firm that was acquired....

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Thomas Kuba • Operations Manager

With his extensive culinary expertise and passion for innovation, Chef Thomas Kuba leads development of all culinary and beverage programs at Tapville Social Restaurants and Tapville Drink While You Shop stores. Additionally, Tom fosters ...

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Sean Thomas • Advisor

Sean's deep passion for the food and hospitality industry is in his DNA – literally. Raised in Columbus, Ohio, Sean spent his formative years immersed in the burger business through his grandfather, Dave Thomas, the founder of Wendy's. In addition ...

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Tapville – A Socially Driven Dining Experience

Tapville is a socially driven dining experience with creative cocktail flights, brunch pairings, and an approachable culinary menu. Tapville guarantees a memorable time for guests. But it's not just about fun and flavor – Tapville's technology-driven concepts provide a better way to run a hospitality business, creating an experiential experience with self-pour wine & craft beer taps. By reducing costs through cutting-edge solutions like self-service technology, AI, and advanced data insights, we believe Tapville is revolutionizing the food and beverage industry.







Cheers To The Future!

Tapville combines a **socially-driven dining experience** with **technology-driven solutions** which means **customers & business owners can win**!



CORE TRACTION	
32	
Open franchises	

CORE TRACTION

$1.6M+

Raised to date on StartEngine

CORE TRACTION

34

Dev. franchises



CORE TRACTION

$34M+

Revenue to date



Tapville is utilizing a proven franchising strategy for national expansion. This approach allows franchisees to open and operate their own Tapville locations, with franchise fees covering the support provided by Tapville. Franchisees are responsible for all capital required to open their locations. In return, they pay a monthly royalty of 6% of sales to Tapville. We feel this effective growth model, used by industry giants like McDonald's, Wendy's, and Buffalo Wild Wings, enables swift and scalable expansion across the nation.

The scalable opportunity lies in partnering with local franchisees across the U.S. to purchase and open their own Tapville locations. Tapville expands by identifying and selling franchises to these operators, who commit to a 10-year contract. This creates a win-win situation, where both the Tapville brand and the franchisee benefit from the growth and success.

THE PROBLEM & OUR SOLUTION

Restaurants Average 65% Prime Cost (Food, Beverage & Labor)



Our technology solves the service industry's major labor problem, while our business model creates experiences people will come back for again and again.

Tapville is more than just self-pour and tablet ordering. We're on a mission to disrupt the hospitality industry by solving challenges with advanced technology and are always looking for new opportunities to innovate. That's why we operate restaurants, kiosks, and mobile taprooms; each concept is designed to solve a specific industry challenge.

We implement a comprehensive marketing strategy by placing Tapville locations in brick-and-mortar restaurants, installing "Drink While You Shop" kiosks in high-traffic shopping centers, and offering Mobile Taprooms for private and public events. By utilizing these three models, we believe effective brand awareness is built in each market and create cross-marketing opportunities across our businesses.

Brick & Mortar Restaurant

Restaurants are facing rising food, beverage, and labor costs, making it difficult to provide guests with a great experience.

Our new "social house" model attempts to redefine the traditional restaurant experience by solving these problems with technology.

Solutions

Self-Pour



Our self-pour solution significantly reduces the need for bar staff and cuts draft waste to less than 4%, improving efficiency by nearly 15% compared to the industry average.

It offers guests a unique, social, and enjoyable experience, allowing them to sample beer, wine, and cocktails.

Table Tablet & Mobile Ordering



Tablet and mobile ordering streamline the dining experience for guests and boost operational efficiency in our restaurants. This technology reduces the need for servers and enhances the performance of existing staff.

Increased technology also brings valuable data, which our marketing team uses to lower customer acquisition costs. These insights enable us to create personalized experiences that guests are willing to pay a premium for.

Thanks to these technology solutions, our restaurant prime costs range from 48-55%, compared to the industry average of 60-65%.[1]

Kiosk



Mobile Taproom



THE MARKET & OUR TRACTION

We're One of Entrepreneur Magazine's Top New & Emerging Franchises for 2022, 2023 & 2024


Tapville has been featured on:
Entrepreneur
FOX BUSINESS
abc 7
Franchise Times
RESTAURANT BUSINESS
FSR

Tapville Growth



Tapville has passed $34 million in sales to date. We continue to grow with 32 locations open and 34 in development. Tapville has locations open or coming in Illinois, Wisconsin, Pennsylvania, Texas, Mississippi, Massachusetts, California, Connecticut, Louisiana, Nevada, Colorado, Maryland, North Dakota, Michigan, and Florida.

The Business Model

We collect a one-time franchise fee of approximately $44,500 from brick & mortar restaurants and $19,500 from kiosks and mobile taprooms. We receive ongoing royalty fees from every location. All capital for franchisee locations is funded by the franchisee, which helps greatly reduce our upfront costs and risk. We train, market, and support our locations, allowing us to ensure a high degree of consistency among them. Tapville also has a technology division where we license our solutions to other organizations.

Customer Testimonials

“What a cool experience. So many beers on tap. Awesome self serve design. Servers and staff go above and beyond to provide a great overall experience to their guests...Flights are delicious.

-CARRIE PAVES REALTOR

“This place was AWESOME. The bartender was excellent, the food delicious. The people there are friendly. Anyone that is looking for food and ATMOSPHERE this is one place you NEED to go.

-LAROY BAKER

“The margarita flight was really good and the chicken and waffles was spectacular. Will be back soon.

-WALKEISHA MITCHELL

“This place is great. I don’t leave many 5 stars...Tried a bunch of good beers, street tacos...Fun, efficient staff. Enjoy!

-MARK OTTEN

**The above testimonials may not be representative of the opinions or experiences of other Tapville customers and are not a guarantee of future performance or success.*

With 32 current franchises and 34 in development, to be recognized as one of Entrepreneur Magazine's Top New and Emerging Franchises for 2022, 2023, and 2024, we believe Tapville is well-positioned for growth and success.

International Expansion
Tapville has received interest in expanding into Asia, including India. In 2025, we plan to explore international growth by partnering with local operators to help build the brand and tap into these emerging markets.

The Tapville team is developing a business plan for international expansion, collaborating with local experts in key markets to scale the franchise effectively.

WHY INVEST
Cheers to Tapville



Be a part of a premium lifestyle hospitality brand that is seeking to disrupt the industry with modern technology solutions, optimizing the guest experience.

Join us on this journey as we aim to revolutionize the hospitality industry one innovative concept at a time.

Raise a glass and invest in Tapville, the socially-driven dining experience that's shaking up the industry! *Cheers!*

ABOUT

HEADQUARTERS   WEBSITE

216 S. Washington Street
Naperville, IL 60540

View Site ↗

Tapville is an expanding and scalable brand with a strong national presence, operating in over 15 states. Utilizing cutting-edge technology such as AI, self-pour systems, and advanced marketing strategies, Tapville aims to revolutionize the hospitality industry. As a franchisor, Tapville integrates self-pour technology to reduce operational costs while enhancing the customer experience. With 32 locations currently open and 34 more in development, Tapville has been recognized as one of Entrepreneur's Top New & Emerging Franchises for 2022, 2023, and 2024, reflecting its successful nationwide expansion.

TERMS
Tapville

Overview

PRICE PER SHARE	VALUATION
$6.80	**$40.54M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Sep. 24, 2024 at 2:23 AM UTC	**$15k - $4.88M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$346.80	**Equity**

MAX INVESTMENT ⓘ	ASSET TYPE
$4,878,802.80	**Common Stock**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
2,205	**Class B Common Stock**

MAX NUMBER OF SHARES OFFERED
717,471

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing  →

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $346+ (minimum investment) within the first three weeks and receive 5% bonus shares

Invest $1,000+ within the first three weeks and receive 10% bonus shares

Invest $2,500+ within the first three weeks and receive 15% bonus shares

Invest $5,000+ within the first three weeks and receive 20% bonus shares

Invest $10,000+ within the first three weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk — Invest $1000+ and receive lifetime membership 10% discount card + 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive lifetime membership 15% discount card + 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive lifetime membership 25% discount card + 15% bonus shares

Tier 5 Perk — Invest $25,000+ and receive lifetime membership 25% discount card + 20% bonus shares

Tier 6 Perk — Invest $50,000+ and receive lifetime membership 50% discount card + 25% bonus shares

Previous Investors Bonus

10% stackable bonus shares for previous investors

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.80 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $680. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Previous Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tapville is about helping to solve a customer problem. A problem in the restaurant industry.

I'm Joseph Tota, founder and CEO of tapville. As a restaurant consultant for over 20 years, I saw many problems with the dining experience. Restaurant guests often had slow and unengaged dining experiences that led to a lot of wait time. Nobody likes to wait.

While restaurant owners were struggling to bring in new customers they also had to manage rising costs like food and labor, my team and I created a solution. Tapville. A socially-driven dining experience that solves the challenges of the industry with technology. At Tapville we believe in a better way and our team is committed to spending each day looking for new solutions to the challenges of the industry as well bringing a better experience for our guests.

We execute this in 3 concepts. Brick and mortar restaurants, kiosks in shopping malls and airports, and we also have a mobile taproom we can take out to public and private events.

We're in locations all the way out in the mid-west, down to Texas, even Connecticut and we've become a national brand over the past 2 years.

We're making great progress, but we still have a lot of work to do. So help us spread the word and let's build a better way together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/08/2020
FILED 02:29 PM 06/08/2020
SR 20205711839 - File Number 3070483

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is ILLINOIS.

2.) The jurisdiction immediately prior to filing this Certificate is ILLINOIS.

3.) The date the Limited Liability Company first formed is DECEMBER 6, 2018.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is TAPVILLE STATION FRANCHISING, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is TAPVILLE FRANCHISING INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 4th day of June, A.D. 2020.

By: Joseph B Tota

Name: Joseph Tota
Print or Type

Title: President
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/08/2020
FILED 02:29 PM 06/08/2020
SR 20205711839 - File Number 3070483

CERTIFICATE OF INCORPORATION
OF
TAPVILLE FRANCHISING INC.

FIRST: The name of this corporation is Tapville Franchising Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation in the State of Delaware will be 850 New Burton Road, Suite 20, City of Dover, County of Kent, 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of share of all classes of stock which the Corporation shall have authority to issue is 16,000,000, of which (i) 8,000,000 shares shall be Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), (ii) 5,000,000 shares shall be Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**" and together with the Class A Common Stock, collectively, the "**Common Stock**") and (iii) 3,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**").

FIFTH: The rights, preferences, privileges, restrictions and other matters relating to the Common Stock and Preferred Stock are as follows:

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting Rights.

2.1 Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "**Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

2.2 Class B Common Stock. Except as required by law or as otherwise expressly provided in this Certificate, the Class B Common Stock will have no voting rights, and no holder of Class B Common Stock shall be entitled to vote on any matter with respect to the holder's shares of Class B Common Stock.

2.3 No Cumulative Voting. There shall be no cumulative voting.

27222014.12

2.4 Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

4. Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

5. Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

6. Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to

receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

7.   No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

8.   Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

B.   PREFERRED STOCK

1.   Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

1.1   the designation of the series;

1.2   the number of shares of the series;

1.3   the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

1.4   whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

1.5   whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

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1.6   whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

1.7   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

1.8   the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

1.9   the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

1.10   any other relative rights, preferences, and limitations of that series.

SIXTH: Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation

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with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

The Board of Directors of the Corporation is authorized prospectively to limit or exculpate, and retrospectively to waive or release, any officer, employee or agent of the Corporation from and for personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty (if any) of such officer, employee or agent.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation, (ii) any holder of Common Stock or Preferred Stock, (iii) Joseph Tota in his capacity as an officer or agent of the Corporation, or (iv) any affiliate, partner, member, director, equityholder, employee, agent or representative of any such holder(collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or officer of the Corporation.

THIRTEENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this Article

Thirteenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

2.   <u>Prepayment of Expenses of Directors and Officers</u>. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Thirteenth or otherwise.

3.   <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article Thirteenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   <u>Indemnification of Employees and Agents</u>. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

5.   <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors of the Corporation.

6.   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Thirteenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

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7.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board of Directors of the Corporation may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Thirteenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Thirteenth.

9.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Thirteenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

FOURTEENTH: By his, her or its subscription for, or purchase of, any shares of stock of the Corporation and in consideration of the receipt of such shares, each stockholder of the Corporation does thereby irrevocably and unconditionally waive, and agree to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights with respect to, any shares of Common Stock or Preferred Stock of the Corporation. This Article Fourteenth shall constitute an agreement between each stockholder and the Corporation which is binding on the stockholder and his, her or its respective successors and on any assigns of any of his, her or its shares of stock and shall be enforceable by the Corporation and its successors to the fullest extent permitted by applicable law.

FIFTEENTH: The Corporation shall not be governed or subject to Section 203 of the DGCL.

SIXTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

SEVENTEENTH: The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

EIGHTEENTH: The name and address of the incorporator is as follows:

Erin Quiggle
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601

*   *   *

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I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, as do certify that the facts stated herein are true, and I have accordingly hereunto set my hand this 1st day of June, 2020



By: _____

Name: Erin Quiggle

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